

Mail Stop 7010

August 1, 2007

Via U.S. Mail and Fax (952)476-9801
Mr. Ryan R. Gilbertson
Chief Financial Officer
Northern Oil and Gas, Inc.
130 Lake Street West, Suite 300
Wayzata, MN 55391

>   **Re: Northern Oil and Gas, Inc.**
>   **Registration Statement on Form SB-2/A#1**
>   **Filed July 23, 2007**
>   **File No. 333-143648**

Dear Mr. Gilbertson:

We have reviewed your filing and your July 23, 2007 response letter and have the following comments. Where indicated, we think you should revise your Form SB-2/A#1 in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all page number references are to the marked version of the first amendment to the Form SB-2.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A#1 filed July 23, 2007

Business, page 14

1.   We note your response to prior comment number 2 from our letter dated July 5,
        2007. As the reserve volumes disclosed do not represent proved reserves and are
        not net to your interest, it is not clear that disclosure of these amounts is
        appropriate or useful. To avoid investor confusion, revise your filing to remove
        the disclosure regarding reserve quantities in the Bakken formation.

Description of Property, page 15

General Background, page 15

2.   We note the revised disclosure regarding recent production rates for the State 8-16
        well and its offsets. Further revise this disclosure to clarify whether the disclosed
        production rate is for each well or for all wells combined.

Reservoirs and Reserve Potential, page 16

3.   We note your disclosure indicating that "nearly fifty wells in the county have
        produced more than 500,000 barrels of oil." To provide context and balance for
        this disclosure, revise your disclosure to indicate how many total wells have been
        drilled in the county and what the results of those wells have been.

4.   Regarding your disclosures of amounts "expected" to ultimately be produced,
        "estimated" to ultimately be recoverable and which could "conceivably" be
        produced, we note these amounts do not represent proved reserves and are not net
        to your interest. In view of this, it is not clear that disclosure of these amounts is
        appropriate or useful. To avoid investor confusion, revise your filing to remove
        the disclosure regarding these expected, estimated or conceivable volumes.

Lake Creek Prospects Area, page 18

5.   We note the revised disclosure added in response to prior comment number 7
        from our letter dated July 5, 2007. The revised disclosure indicating that the
        Commertown Field is "widely considered in the industry" to be a "classic stacked
        pay" field does not represent sufficient support for the statement about the field.
        Revise to include additional, objective evidence that supports the assertion.
        Alternatively, remove the assertion.

Divide and Coalridge Prospect Areas, page 19

6. Regarding your disclosure that the Nielsen 13-35 is ultimately expected to produce 315 MBOE, we note these amounts do not represent proved reserves and are not net to your interest. In view of this, it is not clear that disclosure of these amounts is appropriate or useful. To avoid investor confusion, revise your filing to remove the disclosure regarding these expected, estimated or conceivable volumes.

7. Revise this section to add disclosure similar to that provided in your response to prior comment 10 from our letter dated July 5, 2007.

Financial Statements

Notes to Unaudited Condensed Financial Statements, page F-6

Note 3 Significant Accounting Practices, page F-7

8. Rule 4-10(c)(7)(ii) of Regulation S-X requires you to provide a description in the notes to the financial statements of the current status of the significant properties or projects that are from capitalized costs being amortized, including the anticipated timing of the inclusion of the costs in the amortization computation. The disclosure you have provided in response to prior comment number 15 from our letter dated July 5, 2007 does not appear to be sufficiently detailed to meet this requirement. In this regard, you do not describe the current status, including any current activities, regarding the properties or projects. Additionally, while you describe the circumstances under which you plan to develop a portion of your acreage, you do not disclose the anticipated timing of the inclusion of the costs in your amortization computation. Further revise your disclosure to address these matters.

9. Revise to include the tabular information required by Rule 4-10(c)(7)(ii) of Regulation S-X.

*   *   *   *

Please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bob Carroll at (202) 551-3362 or Brad Skinner at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant